UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Exhibit Index

Exhibit	Description

99.1	Fifteenth Supplemental Indenture dated September 24, 2025, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd, as issuers, Computershare Trust Company of Canada, as trustee (the “Fifteenth Supplemental Indenture”).

99.2	Sixteenth Supplemental Indenture dated September 24, 2025, by and among Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd, as issuers, Computershare Trust Company of Canada, as trustee (the “Sixteenth Supplemental Indenture”).

99.3	Guarantee, dated September 24, 2025, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, and BIPC Holdings Inc. and Computershare Trust Company of Canada, as trustee, relating to the notes issued under the Fifteenth Supplemental Indenture.

99.4	Guarantee, dated September 24, 2025, by and among Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P., BIP Bermuda Holdings I Limited, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure LLC, and BIPC Holdings Inc. and Computershare Trust Company of Canada, as trustee, relating to the notes issued under the Sixteenth Supplemental Indenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P., by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: September 24, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary